K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

April 8, 2014		Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Ms. White:

On behalf of the above-referenced registrant, set forth below are comments that you provided on February 3, 2014 concerning Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission on January 10, 2014. The Post-Effective Amendment was filed to register 9 new portfolios (each a “Portfolio”): the AXA/Horizon Small Cap Value, AXA/Lord Abbett Micro Cap, AXA/Morgan Stanley Small Cap Growth and AXA/Pacific Global Small Cap Value Portfolios (“Small Cap Portfolios”) and the Multimanager Aggressive Equity, Multimanager Core Bond, Multimanager Mid Cap Growth, Multimanager Mid Cap Value and Multimanager Technology Portfolios (“Multimanager Portfolios”). Your comments are set forth in italics and are followed by the Trust’s responses. Disclosure changes made in response to your comments are shown in the enclosed revised marked pages from the prospectus and statement of additional information. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

Prospectus

1.	Generally Applicable Comments

(a)	For each Portfolio that includes derivatives disclosure, please review the principal investment strategy and risk disclosure to ensure that it is not generic or standardized and that it describes the actual derivative instruments in which the Portfolio will invest and the related risks. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and confirms its belief that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

Alison White

April 8, 2014

(b)	Fee Tables

i.	For each Portfolio that does not include an acquired fund fees and expenses line item in its fee table, please confirm that acquired fund fees and expenses are not expected to exceed 1 basis point.

Response: The Trust confirms that, for each Portfolio that does not include an acquired fund fees and expenses line item, acquired fund fees and expenses are not expected to exceed 1 basis point.

ii.	For each Portfolio that discloses a fee waiver in its fee table, please confirm that the Trust has filed or intends to file the applicable expense limitation agreement.

Response: The Trust filed preliminary forms of the relevant expense limitation agreements as exhibits to the Post-Effective Amendment. The Trust confirms that it intends to file definitive versions as exhibits to a subsequent post-effective amendment to the Trust’s registration statement filed prior to the date the Portfolios will commence operations.

iii.	For any Portfolio that expects to engage in short sales, please confirm that the related expenses are reflected in the fee table line item “Other Expenses.” If short sales are expected to be a principal strategy, please add corresponding disclosure to the principal strategy and principal risk sections.

Response: To the extent a Portfolio engages in short sales, the Trust confirms that the expenses related to such short sales will be reflected in the “Other Expenses” line item of the Portfolio’s fee table. In addition, the Trust does not expect engaging in short sales to be a principal strategy of any Portfolio.

iv.	Please confirm that the Trust considered the expenses of ETFs when it calculated acquired fund fees and expenses or determined that such expenses would be less than 1 basis point.

Response: The Trust confirms that, for each Portfolio, it considered the expenses of ETFs when calculating acquired fund fees and expenses or determined that such expenses would be less than 1 basis point.

(c)	Principal Investment Strategy: The staff notes that each Portfolio’s principal investment strategy discloses the Manager’s multi-manager order. Please consider moving this disclosure out of the summary prospectus.

Response: The Trust has considered the staff’s comment and determined to retain the disclosure in its current location, in part because the Trust’s exemptive order requires that each prospectus “prominently disclose” that the Manager has the ultimate responsibility, subject to oversight by the Board of Trustees, to oversee the sub-advisers and recommend their hiring, termination and replacement. The Trust believes that the current location satisfies the prominence requirement. The Trust

Alison White

April 8, 2014

further notes that the placement of this disclosure in the summary description of each Portfolio’s principal investment strategy is in response to a previous staff comment requesting that the disclosure be moved from the section of each Portfolio summary entitled “Who Manages the Portfolio.”

(d)	Principal Risk: The staff notes that each Portfolio’s principal risks are introduced by the statement “an investment in the Portfolio is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please inform the staff supplementally whether the Portfolios will be offered through an insured depository institution. If the Portfolios will not be offered or sold in this way, please delete the disclosure because it is neither permitted nor required by Form N-1A.

Response: The Portfolios serve as funding vehicles for variable annuity and variable life products that are sold through insured depository institutions. Accordingly, the Trust has determined to retain the referenced statement.

(e)	Purchase and Redemption of Portfolio Shares: The staff notes that this section of the summary for each Portfolio includes the sentence “all redemption requests will be processed and payment with respect thereto will normally be made within seven days after tender.” Please confirm supplementally that this sentence applies to portfolios underlying insurance products. If it does not apply, please delete the sentence.

Response: The Trust confirms its belief that this sentence applies to Portfolios underlying insurance products.

(f)	Please consider whether “Multiple Adviser Risk,” which currently is disclosed on page 45, should also be disclosed in the summary for each Portfolio.

Response: The Trust has considered the staff’s comment and has determined to include Multiple Adviser Risk in the summary for each Portfolio.

2.	Small Cap Portfolios

(a)	Small Cap Portfolios: Please consider whether it is appropriate to refer to only one sub-adviser in the name of each Small Cap Portfolio, considering the named adviser (e.g., Horizon) only manages 50% of its respective Small Cap Portfolio and BlackRock Investment Management, LLC manages the remaining 50%.

Response: The Trust has considered the staff’s comment and has determined that it is appropriate to refer to one sub-adviser in the name of each Small Cap Portfolio. In each case, the named sub-adviser is responsible for the actively managed portion of the Portfolio, while the other sub-adviser is responsible for managing the passively managed portion of the Portfolio. The sub-adviser to the actively managed portion will have the most significant impact on the relative performance of the Portfolio, while the sub-adviser to the passively managed portion provides more general market exposure to the particular asset class. The Trust also notes that the disclosure regarding the principal strategies of each Small Cap Portfolio emphasizes the active management style of the named sub-adviser.

Alison White

April 8, 2014

(b)	AXA/Horizon Small Cap Value Portfolio: If applicable, please include the risks of writing and selling options.

Response: The Trust has deleted the reference to writing and selling options in the principal investment strategy disclosure for the Portfolio.

(c)	AXA/Morgan Stanley Small Cap Growth Portfolio: Please correct the typographical error in the footnote to the fee table.

Response: The Trust has made the requested change.

3.	Multimanager Portfolios

(a)	In connection with the Shell Reorganization, please confirm supplementally that the Trust intends to comply with the Janus Adviser Series no-action letter (Aug. 28, 2000), or other applicable relief.

Response: The Trust confirms that, in connection with the Shell Reorganizations, the Trust intends to comply with applicable no-action positions of the staff that permit a new fund to present its standardized performance information in its registration statement for a period prior to the effective date of the fund’s registration statement, where the fund is carrying over the performance information of its accounting predecessor in a shell reorganization (i.e., a reorganization where the accounting predecessor transfers substantially all of its assets to the new fund, which has substantially the same investment objective and policies as the predecessor and will operate, for all practical purposes, as the continuation of the predecessor).

In this regard, we note that, in the North American Security Trust no-action letter (Aug. 5, 1994), three series of an investment company were reorganized into one newly created series, and the staff permitted the newly created series to present as its standardized performance information the historical performance of the predecessor series that the new series most closely resembled. In that letter, the staff stated that “generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by the new or surviving fund.” In the case of the Shell Reorganizations, the financial statements of the new Portfolios reflect that each new Portfolio is carrying forward the financial information of its respective acquired Portfolio, which is the “accounting survivor.”

(b)	Multimanager Portfolios: Please advise the staff supplementally how the Trust intends to proceed if the Shell Reorganization is not approved.

Response: If a Shell Reorganization is not approved, it is anticipated that the relevant acquiring Portfolio would not commence operations and would be terminated.

Alison White

April 8, 2014

(c)	Multimanager Portfolios: With respect to the Risk/Return Bar Chart and Table, please disclose that the performance information reflects the performance of the Portfolio’s predecessor. See Janus Adviser Series no-action letter (Aug. 28, 2000).

Response: The Trust has made the requested change.

(d)	Multimanager Technology Portfolio: The staff notes that approximately 20% of the Portfolio’s net assets will be allocated to investments in ETFs. Please confirm that the Trust considered the expenses of ETFs when it calculated acquired fund fees and expenses or determined that such expenses would be less than 1 basis point.

Response: The Trust confirms that, for each Portfolio, it considered the expenses of ETFs when calculating acquired fund fees and expenses or determined that such expenses would be less than 1 basis point.

4.	Glossary

(a)	The staff notes that the term “core investing” does not appear elsewhere in the prospectus. Please consider deleting this term from the Glossary.

Response: The Trust has made the requested change.

SAI

5.	Swaps (pp. 53-56): Please confirm that when a portfolio engages in total return swaps it sets aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Also note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the portfolio(s) operate(s).

Response: The Trust confirms that when a Portfolio engages in total return swaps it sets aside an appropriate amount of segregated assets. The Trust notes the staff’s additional comments regarding the use of derivatives by funds.

6.	Committees of the Board (pp. 66-67): The staff notes that the SAI discloses that the “Nominating and Compensation Committee generally will not consider nominees recommended by Contract owners.” Please either delete the term “generally” or disclose the circumstances under which the Nominating and Compensation Committee would consider nominees recommended by Contract owners and the procedures for submitting such recommendations.

Response: The Trust has deleted the term “generally.”

Alison White

April 8, 2014

7.	Appendix C—Portfolio Manager Information: Except to the extent already disclosed, please identify the benchmark used to measure performance in connection with a portfolio manager’s compensation.

Response: The Trust is in the process of obtaining this information from the investment sub-advisers where applicable and will make any appropriate changes in its next post-effective amendment.

8.	Appendix C—T. Rowe Price Associates, Inc. (p. C-42): The staff notes that the portfolio manager compensation disclosure references a Lipper index; however, the staff notes that the there is no reference to a Lipper index in the prospectus. Please resolve this apparent discrepancy.

Response: The Trust has made the requested change.

Miscellaneous

9.	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed as separate correspondence.

*  *  *  *  *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.
AXA Equitable Funds Management Group, LLC

Clifford J. Alexander, Esq.
K&L Gates LLP